UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a summary of Sociedad Química y Minera de
Chile S.A.’s annual shareholders’ meeting sent to the Superintendencia de Valores y Seguros de Chile on April 30, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, April 30, 2008.

Mr. Guillermo Larraín R.
Superintendent
Superintendente of Securities and Insurance
Avda. Lib. Bernardo O'Higgins N°1449
Santiago, Chile

Dear Mr. Superintendent:

We hereby inform you that on April 30, 2008, the shareholders of Sociedad Química y Minera de Chile S.A. present at the 33rd ordinary shareholders’ meeting agreed to the following:

1.	To approve the Company’s balance sheet, financial statements, annual report, accounting inspectors’ report and report of independent auditors for the business year ended December 31, 2007.

2.
To designate: (i) Ernst & Young Servicios Profesionales de Auditorías y Asesorías Limitada as the Company’s external auditors; (ii) Mauricio Quiróz Jara and Oriana Lazo Monguillo as the Company’s accounting inspectors, and Ricardo Marín Varas and Angel Gómez Morales as the Company’s substitute accounting inspectors; (iii) Fitch Chile Clasificadora de Riesgo Limitada and Feller Rate Clasificadora de Riesgo Limitada as the Company’s independent credit rating agencies for the 2008 business year.

3.	To approve the Company’s investment and financing policies for the 2008 business year.

4.	To approve the distribution and payment of a final dividend of Ch$204.13794 per share. Said payment shall be made on May 12, 2008 and charged to net income for the 2007 business year.

5.
To approve the remunerations to be paid to each member of the Company’s Directors Committee - irrespective of the number of sessions the Committee holds or does not hold during the month in question - and likewise to establish the annual working budget for the Committee and its advisors.

6.
To designate Messrs. Wayne R. Brownlee, Hernán Buchi B., José María Eyzaguirre B., Eduardo Novoa C., Julio Ponce L., Wolf von Appen B., Kendrick T. Wallace and Daniel Yarur E. as the new members making up the Board of Directors of SQM S.A. and to approve the remunerations to be paid to the same.

7.	To designate the newspaper “El Mercurio de Santiago”, which has nationwide circulation in Chile, as the newspaper in which notices of shareholders’ meetings must be published.

In addition, at the same ordinary shareholders’ meeting, the shareholders of the Company were informed of the following:

1.	The execution of the acts carried out or contracts entered into by the Company, in relation to Article 44 of Law No. 18.046.

2.	The expenses incurred by the Board of Directors of the Company during the year 2007.

3.	The Company’s dividend policy for the 2008 business year.

4.	Matters relating to the Company’s Directors Committee and Audit Committee.

5.	The Fact that the Company will provide the information indicated in Superintendence of Securities and Insurance Circular No. 1494 free of charge.

Very truly yours,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

c.c.:	Santiago Stock Exchange Brokers Stock Exchange Electronic Stock Exchange New York Stock Exchange Securities and Exchange Commission The Bank of New York Mellon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: April 30, 2008